LEBOEUF, LAMB, GREENE & MACRAE LLP

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TELEPHONE: +7 495 737 5000
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E-MAIL: INFO@LLGM.RU

LONDON
A MULTINATIONAL PARTNERSHIP
PARIS
BRUSSELS
JOHANNESBURG (PTY) LTD.
MOSCOW
RIYADH
AFFILIATED OFFICE
ALMATY
BEIJING

22 May 2007

BY HAND

Mail Stop 3628
Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn: Mr. Elliot Staffin

Re: Electronic submission of disclosure materials by OJSC North-West Telecom (File No. 82-5197) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Dear Mr. Staffin:

OJSC North-West Telecom (the "**Company**"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act, hereby amends its initial application dated July 12, 2001 (as reinstated upon an application dated May 11, 2005 and supplemented on June 2, 2005), as contemplated by Rule 12g3-2(f) under the Exchange Act and Part II.H.2 of Exchange Act Release No. 34-55540.

From and after June 4, 2007, the Company intends to publish the information it is required to furnish on a continuous basis under Rule 12g3-2(b)(1)(iii) on its internet website, http://www.nwtelecom.ru. Information can be directly accessed at the following hyperlink: http://www.nwtelecom.ru/pubsas/test--F39924C07FA74C3CAA5470F158465028/lang--eng/index.html. The information so published will be translated into English as required by Rule 12g3-2(e) under the Exchange Act.

This amendment is being made with the understanding that the information accessible on the Company's internet website will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the internet posting of such information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact the undersigned by calling collect at 011-7-495-737-5118 with any questions or comments regarding this letter. Please acknowledge receipt of this letter and the

dlw 6/5

enclosures by date-stamping the enclosed duplicate of this letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,

Mark M. Banovich

cc: OJSC North-West Telecom
Vladislav Y. Smyslov

END